Exhibit 99.2

Spreadtrum Introduces Single-Chip MultiMode
TD-LTE/TD-SCDMA/GSM Baseband Modem at CES 2012

Highly Integrated TD-LTE Platform Places Spreadtrum at
Forefront of 4G Evolution in China

SHANGHAI, CHINA – January 9, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company" ), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today introduced its first TD-LTE baseband modem, the SC9610. Designed with 40nm CMOS silicon, the SC9610 integrates multiple communication standards into a single-chip design, including multiband TD-LTE and TD-SCDMA and quad-band EDGE/GPRS/GSM.  The SC9610, which now expands Spreadtrum’s product portfolio to 4G standards, is sampling with customers who are evaluating the chip for use in high end smartphone and datacard designs.

 “Our single-chip multi-mode TD-LTE solution is a highly integrated platform specifically designed for the communication standards in use in China,” said Dr. Leo Li, Spreadtrum’s president and CEO. “We are launching our solution as China Mobile begins more extensive trials domestically. The depth of experience we bring in TD-SCDMA products, combined with our early leadership in China’s 4G network evolution, positions Spreadtrum as a long-term leading provider of multimode baseband solutions.”

TD-LTE or “Time-Division Long-Term Evolution” is a 4G standard and the evolution path from 3G TD-SCDMA for China Mobile, China’s largest domestic operator with more than 640 million total subscribers and an expected 50 million 3G subscribers as of the end of 2011. China Mobile has begun trials and network investment in TD-LTE and will continue to do so until commercial licenses are granted by the China government, which has also required that TD-LTE handsets be backward compatible with TD-SCDMA. Spreadtrum’s leadership in the TD-SCDMA market and the maturity of its multimode technology for TD-SCDMA/EDGE/GPRS/GSM ensures strong performance across both TD-LTE and TD-SCDMA communications standards while the single-chip multi-mode design enables a more seamless handover experience than multi-chip solutions.

Spreadtrum's SC9610 supports multiple bands, achieves downlink speeds of 100 Mbps and uplink speeds of 50 Mbps and supports 5, 10, 15 and 20 MHz channels and 2x2 MIMO.  The SC9610 is currently progressing through field trials in China in tandem with customer design-in activities.

About Spreadtrum Communications, Inc.
Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding customers’ use of SC9610 in high end smartphone and datacard designs, Spreadtrum’s position as a long-term leading provider of multimode baseband solutions, the expectation on China Mobile’s 3G subscribers to be 50 million as of the end of 2011, China Mobile’s continuous investment in TD-LTE until commercial licenses are granted by the China government, and Spreadtrum’s ability to ensure strong performance across both TD-LTE and TD-SCDMA communications standards. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of SC9610, market acceptance of SC9610, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-LTE/TD-SCDMA and EDGE/GSM/GPRS technology will grow; the state of and any change in the Company's relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.